Telephone: 888-460-4774 Fax: 941-375-8310	333 S. Tamiami Trail Suite 285 Venice, FL 34285

Via Edgar

February 14, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002

Re: SinoFresh Healthcare, Inc.

Request to Withdraw Form 15 filed November 1, 2010
File No: 0-49764

Ladies and Gentlemen:

SinoFresh Healthcare, Inc. (the “Registrant”) hereby requests immediate withdrawal of its Request to terminate the registration of its common shares (no par value) under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2010 (the “Form 15”).

The Registrants believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors. The Registrant is withdrawing the Form 15 because, while it believes that the number of common shareholders is less than 500 as is required under Section 12(g), it needs additional time to substantiate that belief.  Please note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (941) 375-8174 ext 7011, or the Company’s counsel, Kimberly L. Graus at (941) 747-5290.

Very truly yours,

By:	/s/ David Olund
David Olund
Chief Executive Officer